UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

UNIVEST TECH, INC.
Exact name of Registrant as Specified in its Charter

Colorado	0-54171	26-1381565
(State or Other Jurisdiction	(Commission File	(IRS Employer Identification
of Incorporation)	Number )	Number)

5031 S. Ulster Street, Suite 420
Denver, CO	80237
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code:  (970) 405-3105

Not Applicable
Former name or former address, if changed since last report.

UNIVEST TECH, INC.
5031 S. Ulster Street, Suite 420
Denver, CO 80237

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED TO SHAREHOLDERS OF UNIVEST TECH, INC. FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF UNIVEST TECH, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO UNIVEST TECH, INC.

Introduction

This Information Statement is being furnished to shareholders of record, as of April 8, 2014, of the outstanding shares of common stock, $0.001 par value (the “Common Stock”), of Univest Tech, Inc., a Colorado corporation (the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in membership of our Board of Directors (the “Board”).

This Information Statement is being mailed on or before April 8, 2014 to all persons who are holders of record of the Company’s Common Stock as of April 8, 2014.  The information included in this Information Statement regarding the person designated to become a director of the Company following the change in control as described herein has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

All references contained in this Information Statement to “we,” “us,” “our,” and the “Company” refer to Univest Tech, Inc., a Colorado corporation.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of the Company in conjunction with completion of the change in control of the Company, described below, and is provided for information purposes only.  You are urged to read this Information Statement carefully.  However, no action on your part is sought or required.

DESCRIPTION OF THE CHANGE IN MAJORITY OF DIRECTORS

On March 31, 2014, Patrick Womack, owner of 22,000,000 shares of our Common Stock, which is equivalent to 95.47% of the Company’s issued and outstanding Common Stock shares, sold 21,769,600 restricted shares of Common Stock to Jaitegh Singh pursuant to a Stock Purchase Agreement (“Stock Purchase Agreement”).  As a result of the consummation of the Stock Purchase Agreement, a change in control of the Company occurred. In addition, several of our other minority shareholders also sold their Common Stock, pursuant to private stock purchase transactions, to separate purchasers.   The individual purchasers used private funds for the purchase of the Common Stock shares referenced herein. To the Company’s knowledge, there are no arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

On April 7, 2014, Jairon Castillo, our Chief Executive Officer, Chief Financial Officer, and President resigned from his positions as Chief Executive Officer, Chief Financial Officer, and President of the Company.  Following such resignation, on April 7, 2014, Jaitegh Singh was appointed as Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and President of the Company and Mr. Singh accepted such appointment.

The Board has decided to reconstitute the Board of Directors of the Company as a result of the change in control. This Information Statement contains information about the person who will serve as a director on the Board of Directors of the Company.

Effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission (“SEC”) and mailed to the shareholders of the Company, Jairon Castillo and Matthew Milonas, our current directors of the Company, shall resign from their positions as directors.  Upon such resignations, Jaitegh Singh shall be appointed as sole director of the Company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us.  Accordingly, the appointment of Jaitegh Singh as a director of the Company will not occur until at least ten (10) days following the mailing of this Information Statement.  This Information Statement will be first mailed to our stockholders of record on or about April 8, 2014.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. No action is required by the shareholders of the Company in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company.

VOTING SECURITIES

As of April 8, 2014, we had 23,044,500 shares of Common Stock and 0 shares of Preferred Stock issued and outstanding.  Each share of our Common Stock is entitled to one vote.  Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

EXECUTIVE OFFICERS AND DIRECTORS

General Information

We currently have one executive officer, Jaitegh Singh, who serves as our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and President.  Currently, our Board consists of Jairon Castillo and Matthew Milonas.  As a result of the change in control arising from the consummation of the Stock Purchase Agreement, our majority stockholder, Jaitegh Singh, will designate the following person to serve on the Board of Directors: Jaitegh Singh.

Following the appointment of Mr. Singh, the Board will consist of one (1) member.  The appointment of Mr. Singh as a director of the Company shall occur no earlier than the date which is ten (10) days following the mailing of this Information Statement to our stockholders.

Our directors serve for a term of one year that expires at the following annual stockholders' meeting. Our officers serve at the pleasure of the Board of Directors and until a successor has been qualified and appointed.

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Current Directors and Officers

The following table sets forth the names of each of the persons who are currently serving as a director or officer of the Company. There are no family relationships between any of the directors, executive officers or key employees of the Company.

Name	Age	Position	Date of Appointment

Jaitegh Singh	26	Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and President	April 7, 2014

Jairon Castillo	34	Director	March 13, 2012

Matthew Milonas	47	Director	August 27, 2013

Director Nominees

The following table sets forth the names of each of the nominees for director of the Company.

Name	Age	Position

Jaitegh Singh	26	Nominee for Director

Biography

The biography of our current sole executive officer and nominee for director, Jaitegh Singh, is set forth below.

Jaitegh Singh,
Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and Nominee for Director

Jaitegh ("JT") Singh, Esq. - Mr. Singh, age 26, acquired a Bachelor of Science in Business Administration and Marketing in May 2009 from Nova Southeastern University, Huizenga School of Business in Fort Lauderdale, Florida. Mr. Singh earned his Juris Doctor from Nova Southeastern University, Shepard Broad Law Center in May of 2012. During law school, Mr. Singh attended a summer session at the Downing College at the University of Cambridge, receiving honors in both International Law and International Business Transactions. Mr. Singh has been admitted to practice law in Florida, New Jersey, and New York. Additionally, Mr. Singh has passed the Colorado bar examination and is awaiting clearance to be sworn into the State Bar of Colorado, Arizona, and Washington. Mr. Singh is a member of the American Bankruptcy Institute, American Bar Association, the Broward Bar Association, and is currently acting as Vice Chair to the Committee on Bankruptcy Law for the American Bar Association's Young Lawyers Division. Since August of 2009, Mr. Singh has been employed as an intern, associate attorney and now managing partner of the Law Offices of Manny Singh P.A. in Fort Lauderdale, Florida, where he oversees the consumer and corporate divisions of the firm and practices areas of law such as bankruptcy, financial planning, foreclosure defense, representation of political consulting firms, and mergers and acquisitions in the area of medical/recreational marijuana.

Identification of Certain Significant Employees

We currently have no employees, other than our officers and directors.

Committees of the Board of Directors

Audit Committee, Nominating Committee and Compensation Committee

We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the Board of Directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Code of Ethics

We have not adopted a corporate code of ethics that applies to our officers and directors or persons performing similar functions. Our decision not to adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that, as a result of the limited interaction that occurs, having such a small management structure for the Company eliminates the current need for such a code.

Compensation

We do not have any employment agreements with any of our executive officers or directors.  We do not have any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our management or employees.

Executive Officer Compensation

None of our officers received any compensation for their services as officers of the Company during the fiscal years ended December 31, 2013, 2012 or 2011.  We have no plans to pay any compensation to our officers in the future.

Director Compensation

None of our directors received any compensation for their services as directors of the Company during the fiscal years ended December 31, 2013, 2012 or 2011.  We have no plans to pay any compensation to our directors in the future.

Options and Warrants

No options, warrants or other rights were granted in the Company’s last fiscal year, and no options, warrants or other rights to purchase Company stock are held by the Company’s executive officers or directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding Common Stock of the Company file initial reports of ownership and reports of changes in ownership in such Common Stock with the SEC. Officers, directors and shareholders who own more than 10% of the outstanding Common Stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the best of our knowledge, all executive officers, directors and greater than 10% shareholders have filed or will file the required reports in a timely manner.

Review, Approval or Ratification of Transactions with Related Persons

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has been involved in the following:

(1)
A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)
Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)
Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)
Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)
Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)
Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table discloses information concerning the current ownership of our Common Stock, as of April 8, 2014 before the Change in Majority Directors described herein and the ownership of our Common Stock after the Change in Majority Directors, by:

●	each person who is known by us to own beneficially 5% or more of our Common Stock;

●	each of our directors and director nominees; and

●	all officers and directors as a group.

A person is considered a beneficial owner of any securities that the person owns or has the right to acquire beneficial ownership of within 60 days. Beneficial ownership also includes shares indirectly held or shares over which a person has the right, by contract, understanding or other arrangement, to exercise voting or dispositive powers. Immediately before the Change in Majority Directors described herein and as of the date of this Information Statement, there are 23,044,500 shares issued and outstanding.

Except as otherwise indicated, we believe that the persons identified in the table have sole voting and dispositive power with respect to their shares.

Common Stock

Name and Address of Beneficial Owner	Pre-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Pre-Change in Majority of Directors Percent of Class	Post-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Post-Change in Majority of Directors Percent of Class(1)

Jairon Castillo, Current Director 5031 S. Ulster Street, Suite 420 Denver, CO 80237	0	0%	0	0%

Matthew Milonas, Current Director 5031 S. Ulster Street, Suite 420 Denver, CO 80237	0	0%	0	0%

Jaitegh Singh, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and Nominee for Director 6610 North University Drive Suite 220 Fort Lauderdale, FL 33321	21,769,600	94.47%	21,769,600	94.47%

All current Officers and Directors (including Director Nominees) as a group (3 persons)	21,769,600	94.47%	21,769,600	94.47%

____________________
(1)
Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act. In computing the number of shares beneficially owned by an executive officer or a director and the percentage ownership of that person, shares of the Company’s Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date of this Information Statement, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of determining the individual beneficial ownership percentage pre- and post-Change in Majority of Directors, each percentage was calculated based on the Company’s Common Stock outstanding shares (23,044,500) as of the date of this Information Statement. There are no outstanding stock options, warrants or other rights.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently occupy approximately 500 square feet of office space, which is provided by a consultant to the Company on a rent-free basis.

As of December 31, 2013, we had an outstanding note payable for $25,000 to a company controlled by our former President, Mr. Patrick Womack. This note was unsecured, bearing interest at 8% per annum and due on demand.  The principal and all accrued interest under note was fully paid on March 31, 2014.

Other than the foregoing, none of the Company’s directors or officers, nor any proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company’s presently proposed transaction which, in either case, has affected, or will materially affect the Company.  Neither the Company’s director or officers, nor are the proposed Company directors indebted to the Company.

As permitted by Colorado law, the Company’s Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

The Company's Articles exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or acts in violation of Corporation Code of the State of Colorado, or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer, affiliate or security holder, is a party adverse to us or has a material interest adverse to us in reference to material existing or pending legal proceedings.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 and are available on the Securities and Exchange Commission website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

April 8, 2014	UNIVEST TECH, INC. /s/ Jaitegh Singh
Jaitegh Singh